Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: November 10, 2021

Kin Insurance Sees Growth Accelerate at the Start of Fourth Quarter 2021, While Adjusted Loss Ratio Improves

– October 2021 Total Managed Premium increased 437% year-over-year to $10.6 million; stands at $79.4 million year-to-date

– Adjusted Loss Ratio improved 17.6% from the prior-year comparative period

CHICAGO, IL – November 10, 2021 – Kin Insurance, Inc. (“Kin” or the “Company”), a leading direct-to-consumer homeowners insurance technology company that has entered into a definitive business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA) (“Omnichannel”), today announced select preliminary operating results through October 31, 2021, and additional preliminary results for the third quarter ended September 30, 2021:

●	Total Managed Premium[1] increased to $79.4 million year-to-date through October 31, 2021, over four times the $18.5 million of Total Managed Premium in the prior-year comparative period.
●	$10.2 million (96%) of Total Managed Premium in October 2021 was written through the Kin Interinsurance Network (the “Carrier”), a reciprocal exchange managed by Kin Insurance, Inc.
●	Premium Renewal Rate on the Carrier remained strong at 102.3% in October 2021, increasing the year-to-date Premium Renewal Rate to 95.2% through October 31, 2021.
●	Adjusted Loss Ratio[2] on the Carrier through September 30, 2021 was 89.8%, a 17.6% improvement over the prior-year comparative period. Adjusted Loss Ratio, net of XOL recoveries, was 79.3% through September 30, 2021.

“Growth in total managed premium remains very strong, with $10.6 million generated in October alone. Our annual goal of $98 million is well within reach, as we’ll need to average $9.35 million per month for the remaining two months to achieve it,” said Sean Harper, Chief Executive Officer of Kin. “Our premium renewal rate, which is a key driver of future total managed premium and customer lifetime value, also continues to exceed our expectations.”

Through the third quarter of 2021, adjusted loss ratio decreased to 89.8% from 107.4% in the prior-year comparative period. Hurricane Ida contributed 25.4% to the adjusted loss ratio, with other PCS catastrophe events contributing 8.9%. Non-cat adjusted loss ratio of 55.5% has decreased each of the last three quarters, an improvement of 4.2 percentage points over the prior-year comparative period.

Of the 25.4 percentage points from Hurricane Ida on a gross loss & LAE basis, 41% was ceded to reinsurers under Kin’s XOL reinsurance program. Kin Chief Insurance Officer Angel Colin added: “The Kin Interinsurance Network’s reinsurance program is set up such that it retained only the first $5 million of exposure from Hurricane Ida. Even if the storm had created much greater losses, the carrier’s financials would have been protected.”

“Historically, the third quarter tends to have higher loss ratios, driven by larger amounts of extreme weather, only to be improved upon during the fourth quarter,” said Kin Chief Financial Officer Josh Cohen. “We’re pleased that we’re tracking ahead of that trend this year.”

These preliminary results through October 31, 2021 and for the third quarter ended September 30, 2021 are based on the information available to us at this time. Our actual results may vary from the estimated preliminary results presented here due to the completion of our financial closing procedures and final adjustments. The estimated preliminary results have not been audited or reviewed by our independent registered public accounting firm. These estimates should not be viewed as a substitute for our full interim financial statements. Accordingly, you should not place undue reliance on this preliminary data.

Business Combination Transaction

On July 19, 2021, Kin entered into a business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA). The business combination is expected to close in the fourth quarter of 2021. Upon closing, the combined public company will be named Kin Insurance Inc., and its common stock is expected to be listed on the NYSE under the new ticker symbol “KI”. Additionally, closing of Kin’s acquisition of an inactive insurance carrier with licenses in more than 40 states is still expected in the fourth quarter of 2021.

About Kin

Kin is the home insurance company for every new normal. By leveraging proprietary technology, Kin delivers fully digital homeowners insurance with an elegant user experience, accurate pricing, and fast, high-quality claims service. Kin offers homeowners, landlord, condo, and mobile home insurance through the Kin Interinsurance Network (KIN), a reciprocal exchange owned by its customers who share in the underwriting profit. Because of its efficient technology and direct-to-consumer model, Kin provides affordable pricing without compromising coverage. To learn more, visit https://www.kin.com.

About Omnichannel Acquisition Corp.

Omnichannel Acquisition Corp. (NYSE: OCA) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit www.omnichannelcorp.com.

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

1Total managed premium, a non-GAAP financial measure, is the aggregate written premium placed across all of our business platforms. We calculate total managed premium as the sum of gross written premium and gross placed premium of policies placed with third-party insurance companies, for which we do not retain insurance risk and for which we earn a commission payment, and policy fees charged by us to the policyholders on the effective date of the policy.

2Adjusted Loss ratio, a non-GAAP financial measure, is the ratio of gross losses and allocated loss adjustment expenses of the Carrier, to the gross earned premium of the Carrier and the pro-rated earned surplus contribution made by policyholders.

Contacts

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com

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